UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB Number 3235-0101 Expires: February 28, 2014 Estimated average burden hours per response .... 1.0

FORM 144					SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Macy's, Inc.		(b) IRS IDENT. NO. 13-3324058	(c) S.E.C. FILE NO. 794367		WORK LOCATION
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE				(e) TELEPHONE NO.
7 West Seventh Street Cincinnati Ohio 45202				AREA CODE 513	NUMBER 579-7000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Julie Greiner	(b) RELATIONSHIP TO ISSUER Executive Officer	(c) ADDRESS STREET CITY STATE ZIP CODE c/o Macy's, Inc. 7 West Seventh Street Cincinnati Ohio 45202

            INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO DAY YR)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Georgeson Securities Corporation 144 Fernwood Avenue Edison, NJ 08837		39,019	$1,961,485.13 (as of 7/08/13)	383,653,852 (as of 5/31/13)	7/09/13	New York Stock Exchange
Common Stock	Merrill Lynch 2 World Financial Center, 40th Floor New York, NY 10281		10,000	$502,700 (as of 7/08/13)	383,653,852 (as of 5/31/13)	7/09/13	New York Stock Exchange

INSTRUCTIONS:

1.   (a)   Name of issuer
      (b)   Issuer's I.R.S. Identification Number
      (c)   Issuer's S.E.C. file number, if any
      (d)   Issuer's address, including zip code
      (e)   Issuer's telephone number, including area code

2.  (a)   Name of person for whose account the securities are to be sold
      (b)   Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
      (c)   Such person's address, including zip code

3.   (a)   Title of the class of securities to be sold
      (b)   Name and address of each broker through whom the securities are intended to be sold
      (c)   Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
      (d)   Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
      (e)   Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
      (f)   Approximate date on which the securities are to be sold
      (g)   Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                   SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideratio2n therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock Common Stock Common Stock	3/25/05 3/20/09 3/20/09

Shares acquired from stock options awarded pursuant to Issuer’s1995 Executive Equity Incentive Plan.

Shares acquired from stock options awarded pursuant to Issuer’s1994 Stock Incentive Plan.

Shares acquired from stock options awarded pursuant to Issuer’s1994 Stock Incentive Plan.

			Macy’s, Inc. Macy’s, Inc. Macy’s, Inc.	6,000 33,019 10,000	N/A N/A N/A	N/A N/A N/A

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Julie Greiner 7 West Seventh Street Cincinnati, OH 45202	Common Stock Common Stock Common Stock	4/08/13 4/08/13 6/17/13	12,000 3,000 33,000	$529,184.40 $132,285.00 $1,623,299.70

REMARKS:

(1)  The filing of this Form 144 shall not be construed as an admission that the undersigned is an Affiliate of the Issuer.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

7/09/2013 DATE OF NOTICE DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

    /s/ Linda J. Balicki        (1)
Linda J. Balicki, as attorney-in-fact for
Julie Greiner pursuant to a Power of Attorney

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1147 (02-08)